UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Mayu Mashimo

Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3846-2510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 30,668,922*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,668,922*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,668,922*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.0%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 30,668,922 ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”).
**	Based on 180,403,176 Company Ordinary Shares outstanding as of February 3, 2021.

Item 1. Security and Issuer

This Amendment No. 10 (this “Amendment No. 10”) amends the Schedule 13D that was filed on June 8, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017, Amendment No. 3 filed on February 8, 2018, Amendment No. 4 filed on March 7, 2018, Amendment No. 5 filed on April 3, 2018, Amendment No. 6 filed on April 25, 2018, Amendment No. 7 filed on May 16, 2018, Amendment No. 8 filed on October 4, 2018 and Amendment No. 9 filed on April 27, 2020 (the “Schedule 13D”), by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 10 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 10. Only those items reported in this Amendment No. 10 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 10 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following information:

Termination Agreement

On October 3, 2016, the Investor entered into an Amended and Restated Investment and Strategic Cooperation Agreement (the “Investment Agreement”) with the Company and Janus Capital Group, Inc. On February 4, 2021, the Company and the Investor entered into a Termination and Amendment Agreement (the “Termination Agreement”), which terminated the Investment Agreement and amended certain surviving provisions of the Investment Agreement. Pursuant to the terms of the Investment Agreement, certain rights and obligations of the parties, including certain “standstill” provisions, share transfer restrictions, confidentiality obligations and registration rights, survive the termination of the Investment Agreement. Certain of such surviving provisions with respect to the share transfer restrictions were amended by the Termination Agreement to increase the limit on the number of Company Ordinary Shares that the Investor may sell on a single day from 10% to 20% of the average daily trading volume of the Company Ordinary Shares during a period of thirty trading days immediately preceding the date of such sale (but such limit would not apply to sales in connection with an underwritten public offering). All of the other rights and obligations of the parties under the Investment Agreement were terminated in accordance with the Termination Agreement as of February 4, 2021.

The foregoing summary of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Resignation of Director

In connection with the termination of the Investment Agreement, Tatsusaburo Yamamoto, a director of the Company designated by the Investor in accordance with the Investment Agreement, voluntarily resigned from the Company’s board of directors and all board committees of which he was a member, effective as of February 4, 2021.

Strategic Cooperation Agreement

Although the parties have agreed to the termination of the Investment Agreement, the Company and the Investor have entered into a new Strategic Cooperation Agreement (the “New Agreement”) which includes many provisions similar to those in the Investment Agreement, absent the capital commitment, and reflects the evolution of the companies’ strategic relationship.

Pursuant to the New Agreement, the Investor will cooperate with the Company in good faith and use commercially reasonable efforts to ensure that any sales by the Investor of Company Ordinary Shares owned by the Investor be conducted in an orderly manner. The Investor will also consider in good faith to maintain investments of at least US$2.0 billion (with such amount determined without giving effect to changes in market value or investment performance) in the Company’s investment products for three years. The parties will continue to cooperate on the development of new investment products, and cooperate in good faith and use commercially reasonable efforts to distribute each other’s investment products through their respective distribution channels.

In addition, the Company and the Investor have agreed to expand their existing program to exchange expertise and human resources to include a senior executive from the Investor to help lead the Company’s efforts in Japan. The companies will also continue to collaborate on new product development and distribution.

Investment in Company Ordinary Shares

On February 4, 2021, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten registered public offering of all of the Company Ordinary Shares owned by the Investor. If the offering transaction is not completed or the Investor is not able to sell all of its Company Ordinary Shares in the offering, then the Investor currently intends to decrease its investment in the Company over a period of time. The timing and method for reducing the Investor’s investment in the Company will be determined based on subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant. Except as set forth in this Statement, the Investor has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Investor may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 180,403,176 shares outstanding as of February 3, 2021. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 30,668,922 Company Ordinary Shares, representing approximately 17.0% of the outstanding Company Ordinary Shares.

(b) The Investor has the sole power to vote or direct the vote and to dispose or direct the disposition of all 30,668,922 Company Ordinary Shares beneficially owned by it.

(c) Neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in Company Ordinary Shares in the past 60 days.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1.	Termination and Amendment Agreement dated as of February 4, 2021 by and between Janus Henderson Group plc and Dai-ichi Life Holdings, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: February 4, 2021	By:	/s/ Mayu Mashimo
	Name:	Mayu Mashimo
	Title:	Manager, Actuarial and Accounting Unit